Bond Fund (VBF)


         An Annual Meeting of Shareholders of the Fund was held on June 21, 2000, where shareholders voted on the election of trustees and the ratification of Deloitte & Touche LLP as the independent public accountants. With regards to the election of Wayne W. Whalen as elected trustee by the common shareholders of the Fund 9,588,792 shares voted in his favor and 210,031 shares withheld. With regards to the election of Rod Dammeyer as elected trustee by the common shareholders of the Fund 9,579,111 shares voted in his favor and 219,712 shares withheld. The other trustees whose terms did not expire in 2000 were: David C. Arch Howard J Kerr, Theodore A. Myers, Richard F. Powers III, and Hugo F. Sonnenschein. With regards to the ratification of Deloitte & Touche LLP as the independent public accountants for the Fund 9,603,241 shares voted in favor of the proposal, 54,156 shares voted against and 141,426 shares abstained.